UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2026
Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F ☒ Form 40-F ☐
CADELER A/S: REPORTING ON TRANSACTIONS IN CADELER A/S SHARES BY PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM
Copenhagen, 4 November 2026: Cadeler A/S (“Cadeler”) has received a notification pursuant to article 19 of the Market Abuse Regulation (EU) no. 596/2014 of the below transaction related to shares in Cadeler A/S made by persons discharging managerial responsibilities in Cadeler A/S and/or persons closely associated with them.
Niki Invest ApS, a person closely associated with Ditlev Wedell-Wedellsborg, a member of the Board of
Directors, has made an amendment to a transaction announced on 2 November 2026, as further described in the attached notification on the date set out therein.
Please see the attached file for further details.
For further information, please contact:
Cadeler Press Office: press@cadeler.com
Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com
Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com
About Cadeler
Cadeler A/S (Cadeler) is a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance.
With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York
Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.
Reporting of transactions made by persons discharging managerial responsibilities and persons closely associated with them in Cadeler A/S’ shares

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	Niki Invest ApS
2	Reason for the notification
a)	Position/status	Closely associated person to Ditlev Wedell-Wedellsborg, member of the Board of Directors
b)	Initial notification / Amendment	Amendment
c)	Reason for amendment
In connection with Cadeler plc’s voluntary share exchange
offer, the receiving agent did not receive Niki Invest ApS’
acceptance form before the expiry of the offer period contrary to the previous understanding. Accordingly, the tendered
shares were therefore not completed under the offer.

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction
Tendering of 87,410 Cadeler A/S shares in voluntary offer by
Cadeler plc to all holders of shares in Cadeler A/S, nominal value of DKK 1 each, to exchange each Cadeler A/S share for
1 share in Cadeler plc, nominal value of USD 1 each, not
completed.

c)	Price(s) and volume(s)	Price(s)	V o
		N/A	8 7
d)	Aggregated information -Aggregated volume -Price	Average price per share: N/A -Total number of shares: 87,410 shares -Total price: N/A
e)	Date of the transaction	2 November 2026
f)	Place of the transaction	XOFF – Outside a trading venue
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 4, 2026CADELER A/S
(Registrant)
By:  /s/ Mikkel Gleerup
Name: Mikkel Gleerup
Title:Chief Executive Officer